AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Nevsun Resources Ltd.

On March 13, 2009, except as to note 14 which is as of March 24, 2009, we reported on the consolidated balance sheets of Nevsun Resources Ltd. ("the Company") as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States GAAP" included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Chartered Accountants

Vancouver, Canada

March 13, 2009

NEVSUN RESOURCES LTD.

Supplementary Information

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2008 and 2007

Nevsun Resources Ltd. (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the United States Securities and Exchange Commission. There are no measurement differences between Canadian and U.S. GAAP with respect to the Company's consolidated financial statements, as explained as follows:

(a)

Financial Instruments:

Under Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (FAS 115), the Company’s portfolio of short-term investments would be classified as available-for-sale securities and carried at fair value.  Unrealized holding gains and losses on available-for-sale securities are excluded from operations under U.S. GAAP and reported as a net amount in, other comprehensive income, a separate component of shareholders’ equity until realized. The equivalent Canadian standard, CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement” (HB 3855), was adopted in fiscal 2007.  No difference arises from the adoption of HB 3855.

(b)

Comprehensive income:

Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (FAS 130) requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.  The equivalent Canadian standard CICA Handbook Section 1530 “Comprehensive Income” (HB 1530) was adopted in fiscal 2007.  No US GAAP difference arises from the adoption of HB 1530.

(c)

Uncertainty in Income Taxes:

In June 2006 the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (FIN 48) which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109,  “Accounting for Income Taxes”.  This interpretation prescribes a recognition threshold and measurement criteria for the financial statement recognition of a tax position taken or expected to be taken in a tax return.  The Company is required to determine whether it is more likely than not that a tax position will be sustained upon examination and whether such a position that meets this threshold will be measured at the most likely amount to be realized upon settlement.

FIN 48 is effective for fiscal years beginning after December 15, 2006. In accordance with FIN 48, the Company has evaluated its tax positions and determined there is no material implication to its adoption.

NEVSUN RESOURCES LTD.

Supplementary Information

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2008 and 2007

(d)

Fair value measurement

In September 2006, the FASB issued FAS 157 “Fair Value Measurement” which defines fair value and establishes a hierarchical framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  FAS 157 is effective for fiscal years beginning after November 15, 2007.  The Company has applied the fair value measurement hierarchy as required by FAS 157.  No Canadian/US GAAP difference arises as a result.

(e)

Fair value option for assets and liabilities

In February 2007 the FASB issued Statement of Financial Accounts Standards No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159) which permits entities to make an irrevocable election to measure many financial instruments and certain other items at fair value, that are not required to be measured at fair value, on an instrument by instrument basis.  It is effective for fiscal years beginning after November 2007.  The Company has not made any elections to measure at fair value any financial instruments that are not otherwise required to be measured at fair value.  No Canadian/US GAAP difference arises as a result.

(f)

Recent U.S. GAAP Accounting Pronouncements:

In December 2007 the FASB issued Statements of Financial Accounts Standards No. 141(R) (FAS 141(R)) and No. 160 (FAS 160) that change the way businesses account for business combinations and noncontrolling interests.  The Statements will require entities to assume more assets and liabilities be measured at fair values as of the acquisition date; that liabilities related to contingent consideration be remeasured at fair value in each subsequent reporting period; and that noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity.  The standards are effective for fiscal years beginning after December 15, 2008.  The Company is evaluating the implications of the adoption of FAS 141(R) and FAS 160.